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                                                901 East Byrd Street, Suite 1700
                                                         Richmond, VA 23219-4068
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                                                             Fax +1 804 344 3410

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W. THOMAS CONNER                                                 +1 202 414 9200
Direct Phone: +1 202 414 9208                                Fax +1 202 414 9299
Email: tconner@reedsmith.com
                                                                   reedsmith.com

January 23, 2015

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street, NE
Washington, DC 20549

METROPOLITAN LIFE INSURANCE COMPANY "PREFERENCE PREMIER (OFFERED ON AND AFTER NOVEMBER 7, 2011)" POST-EFFECTIVE AMENDMENT NO. 14 (FILE NO. 333-176654) FILED NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES VA (OFFERED ON AND AFTER OCTOBER 7, 2011)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200231) FILED NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES L-4 YEAR (OFFERED ON AND AFTER APRIL 29,
2013)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200236) FILED
NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES VA-4 (OFFERED ON AND AFTER OCTOBER 7,
2011)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200233) FILED
NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES S (OFFERED ON AND AFTER OCTOBER 7, 2011)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200232) FILED NOVEMBER 25, 2014

Dear Mr. Oh:

On behalf of Metropolitan Life Insurance Company ("MLIC") and MetLife Insurance Company USA ("MetLife USA," and together with MLIC, the "Companies") and their corresponding separate accounts, Metropolitan Life Separate Account E and MetLife Investors USA Separate Account A (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on January 12, 2015 with regard to the post-effective amendments to the registration statements on Form N-4 that are referenced above (collectively, the "Amendments"). Kindly note that the Companies currently plan to launch the Guaranteed Lifetime Withdrawal Benefit rider ("GLWB Rider") described in the prospectuses of the Amendments in early to mid-February, which will require them to commence printing the final prospectuses at the end of January.

 NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C . BEIJING . PARIS .
  LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON .
     SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS . KAZAKHSTAN

                                                           US_ACTIVE-120649070.8

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 2

For ease of reference, each of the comments of the staff (the "staff") of the Securities and Exchange Commission (the "Commission") is set forth below, followed by the Companies' response. Unless noted otherwise, page references in the Companies' responses are to the marked courtesy copies of the prospectus and Statement of Additional Information ("SAI") provided to the staff in connection with the initial filing of the Amendments. Further, we understand that the comments provided by the staff with respect to the Amendment for Series VA (offered on and after October 7, 2011) (hereinafter referred to as "Series VA") also apply to the Amendments for the other variable annuity contracts issued through MetLife Investors USA Separate Account A that may be purchased with the GLWB Rider (namely, Series L-4 Year (offered on and after April 29, 2013); Series VA-4 (offered on and after October 7, 2011); and Series S (offered on and after October 7, 2011)). Accordingly, the Companies' responses to the staff's comments to the Amendment for Series VA (offered on and after October 7, 2011) also apply to, and describe revisions made in, the Amendments for such other contracts.

To the extent the Companies' responses propose revised disclosure, we have attached hereto the corresponding pages from the revised prospectus of Series VA. We will separately provide the staff with relevant pages from the revised prospectus and SAI of Preference Premier (offered on and after November 7, 2011) (hereinafter referred to as "Preference Premier") that also reflect proposed revised disclosure as soon as those documents are finalized. The Companies have not been able to finalize the revisions to the prospectus and SAI of Preference Premier because those revisions require a substantially longer lead time than for Series VA. Revisions for Preference Premier must be routed through a third party financial printer, while the Series VA documents can be edited on the Companies' in-house software platform. We apologize for this inconvenience, but in view of the Companies' planned timeframe for launching the GLWB Rider, we thought it would be helpful to provide the staff with as much information as we could at this point, particularly given the overlap between certain staff comments given for Series VA and Preference Premier.

Lastly, we note that since the initial filing of the Amendments, the Companies intend to lower the fee for the Guaranteed Lifetime Withdrawal Benefit rider as well as some of the withdrawal and guarantee rates at older ages (because of the current lower yields on Treasury 10-year bonds). These fee and rate changes will be reflected in a subsequent amendment to these filings.

PREFERENCE PREMIER (OFFERED ON AND AFTER NOVEMBER 7, 2011)
----------------------------------------------------------

FACING SHEET

1. Include the caption "Approximate Date of Proposed Public Offering" and appropriate disclosure.

     RESPONSE: The requested change has been made.
     --------

PROSPECTUS

2. Cover page
   ----------

     a. Provide the date of the prospectus and confirm that the date will be the same as or about the date of effectiveness.

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 3

     RESPONSE: The date of the prospectus has been inserted. We confirm that
     --------
     the date of the prospectus will be the same as or about the date of effectiveness.

     b. The use of multiple types of footnotes to identify the Portfolios is difficult to follow. Therefore, the staff strongly recommends retaining the original format whereby such Portfolios were listed out separately, except for those attached to footnote # (for older riders no longer offered).

     RESPONSE: In response to the staff's comment, we have simplified the
     --------
     footnote disclosure to reduce the number of footnote references. We believe this presentation will be straightforward and easy for investors to read and comprehend. As an additional benefit, the Companies would not need to create four separate groupings of Portfolios (one for each of the two groups of riders under each trust), with some Portfolios listed in more than one grouping, which would be required if we reverted to the original format and which we view as a potentially more confusing format for an investor.

     c. Update the date of the statement of additional information ("SAI") cited under "How to learn more."

     RESPONSE: The requested change has been made.
     --------

3. Important Terms - page 5
   ---------------

     In the definition of "Accumulation Unit Value," state that contract charges, in addition to the performance of the Portfolios, will affect Accumulation Unit Value.

     RESPONSE: We have added the following to the definition of "Accumulation
     --------
     Unit Value": In addition to the investment performance of the Portfolio, the deduction of Separate Account charges also affects an Investment Division's Accumulation Unit Value, as explained under "The Annuity Contract - The Value of Your Investment."

4. Table of Expenses - page 8
   -----------------

     a. The second paragraph of footnote 5 on page 11 is very confusing as to its impact on the Separate Account Charge table 2(b) appearing on page 8 and should be clarified or entirely deleted.

     RESPONSE: We have replaced the second paragraph of footnote 5 on page 11
     --------
     with the following: "For the Investment Division investing in the Oppenheimer Global Equity Portfolio of the Met Investors Fund, we are waiving an amount of the Separate Account charge equal to the Net Total Annual Operating Expenses of the Portfolio in excess of 0.87%. The Net Total Annual Operating Expenses are set forth in the Portfolio's prospectus."

     b. If the restriction in footnote 4 on page 11 applies to the GLWB Death Benefit as well, disclose that fact by adding it to footnote 11 (see E.G., footnote 9).

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 4

     RESPONSE: We have revised footnote 4 on page 11 by adding the following to
     --------
     the end of the sentence: "or the GLWB."

5. Variable Annuities - page 21
   ------------------

     a. The second paragraph under "Variable Annuities" on page 21 states that the Fixed Account is not available to all Contract Owners. Moreover, the first paragraph of the front cover page states that the Fixed Account is "not offered or described in this Prospectus." Therefore, on page 21 please provide at least a brief overview of when and/or under what circumstances the Fixed Account would be available to Contract Owners during the accumulation phase.

     RESPONSE: The second paragraph under "Variable Annuities" on page 21 has
     --------
     been revised to clarify that the Fixed Account is available in most states but not with all share classes or optional riders.

     b. Please delete the sixth sentence of the second paragraph (beginning "Therefore, although..."). Whether there is an offer to buy or sell could be viewed as legal advice or a legal interpretation, which in either case does not belong in a prospectus.

     RESPONSE: We have deleted the sentence specified by the staff.
     --------

6. Charges - page 53
   -------

     For the optional Guaranteed Withdrawal Benefits on page 56, please disclose whether it is available for purchase and where. Please do the same for the GLWB and GLWB Death Benefit.

     RESPONSE: Item 6 of Form N-4 requires the "Charges" section beginning on
     --------
     page 53 to "briefly describe all deductions from purchase payments, contractowner accounts, or assets of the Registrant...." We believe the clear intent of the Securities and Exchange Commission is to have a single section of the prospectus focusing on charges, while other aspects of the contract are to be disclosed in other pertinent sections of the form (such as Item 7, "General Description of Variable Annuity Contracts"). To ensure that the prospectus disclosure about the states where the optional riders are available is concise, we believe it is a better disclosure practice in this case to provide such disclosures in a single section, and that this section should be the section of the prospectus describing the rider. Accordingly, we respectfully decline to make the requested change.

7. Death Benefit - Generally - page 60
   -------------------------

     a. In the second paragraph on page 61, please add, if applicable "the GLWB Death Benefit" to the end of the fourth sentence.

     RESPONSE: The requested change has been made.
     --------

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 5

     b. In the sixth paragraph regarding multiple beneficiaries, please clarify whether the "death benefit" that appears in the first two sentences should be referred to as "guaranteed death benefit" and clarify whether the paragraph
                ----------
refers to only the standard death benefit or also to all the optional death benefits.

     RESPONSE: The description of the operation of the death benefit where there
     --------
     are multiple beneficiaries in the sixth paragraph on page 61 applies to all of the types of death benefits that are offered with the Contract. Consequently, we believe it is unnecessary to distinguish or name the specific types of death benefits offered. However, we have revised this paragraph as set forth below to conform this disclosure with similar disclosure that is in the prospectuses for the MetLife Investment Portfolio Architect and MetLife Accumulation Annuity variable annuities:

               Where there are multiple beneficiaries, any guaranteed death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the guaranteed death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the Contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. The remaining death benefit amounts are held in the Investment Divisions until each of the other beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit and are subject to investment risk until we receive his/her necessary documentation.

     c. Please consider providing a definition of "spouse" in the discussion under "Spousal Continuation" on page 62. (For example, see the last paragraph of "Introduction" under the federal tax disclosure section on page 125.

     RESPONSE: In response to the staff's comment, we have added the following
     --------
     sentence at the end of "Spousal Continuation" on page 62: "Any Internal Revenue Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex."

8. Guaranteed Withdrawal Benefit - page 90
   -----------------------------

     a. At the end of the summary, please add disclosure regarding the possible different versions of the GWB offered while referencing the GWB Rate Table as was provided on page 78 for the GMIB, rather than just before the table on page
99. The same comment applies to the GLWB where the different versions disclosure appears on page 110 just before the GLWB rate table.

     RESPONSE: This exact disclosure format was adopted specifically in response
     --------
     to a staff comment we received on the "Guaranteed Withdrawal Benefit"
     section in a Class/Series L-4 Year prospectus filed on January 25, 2013 (File Nos. 333-186204 and 333-186216). The disclosure was designed specifically because the staff noted that the contract offered only one version of the GWB rider. The precedent for this disclosure was reviewed and not objected to by the staff, and

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 6

     we continue to believe this format provides the best disclosure given that only one version of the GWB and GLWB riders is offered by the current contract. Accordingly, we respectfully decline to make the requested change.

     b. The staff notes that it is probably more effective to provide the cross-reference to Appendix F on page 91 after the "Operation of the GWB" disclosure.

     RESPONSE: In response to the staff's comment, we have moved the
     --------
     cross-reference to Appendix F on page 91 to the end of the first paragraph under the caption "Operation of the GWB."

     c. In the second bullet point under "Annual Benefit Payment - It is important to note:" appearing on page 92, please add that on the other hand, delaying your first withdrawal results in paying for a benefit you are not using (E.G., see similar language on page 102 under "Operation of the GLWB").

     RESPONSE: The GWB guarantees that the entire amount of purchase payments a
     --------
     contract owner makes will be returned through a series of withdrawals. No matter how long the contract owner lives, the contract owner or his/her beneficiary will receive the same amount of money back under the GWB. In contrast, under the GLWB, a contract owner who lives a long time would receive more money under the GLWB than a contract owner who dies at a young age. Because the total amount of money paid under the GWB benefit is not determined by how long the contract owner lives, the disclosure on page 92 does not include the referenced disclosure on page 102. Accordingly, we respectfully decline to make the requested change.

     d. In the last sentence of the first paragraph under "Required Minimum Distributions" on page 93, please insert "Annual Benefit Payment" in lieu of "Total Guaranteed Withdrawal Rate." Similarly, please confirm that the term "GWB Withdrawal Rate" has been properly used in the third paragraph under "Use of Automated..." on page 98.

     RESPONSE: In the last sentence of the first paragraph under "Required
     --------
     Minimum Distributions" on page 93 (with respect to the Guaranteed Withdrawal Benefit), we have replaced "Annual Benefit Payment" with the words "Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate."

     We also made a similar clarifying change in the third paragraph under "Use of Automated..." on page 98. In the second and third sentences of that paragraph, we have replaced "GWB Withdrawal Rate" with the words "GWB Withdrawal Rate multiplied by the TGWA."

9. Guaranteed Lifetime Withdrawal Benefit - page 99
   --------------------------------------

     a. The GLWB functions very similarly to the GWBv1; therefore where the first and second paragraphs on page 99 state the benefit is subject to the conditions described in "Operation of the GLWB" below, please add that this includes taking withdrawals that exceed the maximum amount allowed under the benefit.

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 7

     Please add the same disclosure to the summary of the GLWB on page 77 and second paragraph under "Summary of the GLWB" on page 100.

     RESPONSE: We added the following after the phrase "subject to the
     --------
     conditions described in "Operation of the GLWB" below" as it occurs in each of the following locations:

     o the first sentence of the first paragraph under the heading "Guaranteed Lifetime Withdrawal Benefit" on page 77, we added "including the condition that withdrawals before a defined age or withdrawals that exceed the maximum amount allowed under the rider in a Contract Year will reduce or eliminate the guarantee";

     o the first sentence of the first paragraph on page 99, we added "including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee" (we believe in this regard that adding the referenced parenthetical to the first paragraph provides sufficient clarification and is not needed in the second paragraph); and

     o the first sentence of the second paragraph under the heading "Summary of the GLWB" on page 100, we added "including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee."

     b. Unlike the GWBv1, the GLWB has a Lifetime Withdrawal Age requirement. Therefore, please revise the last sentence of the second paragraph on page 99 accordingly.

     RESPONSE: We have added the following at the end of the last sentence of
     --------
     the second paragraph under "Guaranteed Lifetime Withdrawal Benefit" on page 99: "; however, any withdrawals made prior to the Lifetime Withdrawal Age will reduce the Benefit Base."

     c. The staff notes that it is probably more effective to provide the cross-reference to Appendix G on page 100 after the "Operation of the GLWB" disclosure.

     RESPONSE: In response to the staff's comment, we have moved the
     --------
     cross-reference to Appendix G on page 100 to the end of the first paragraph under the caption "Operation of the GLWB."

     d. Rather than force the reader to refer to the GLWB Rate Table for every detail about the benefit, it may be more effective to provide fuller details on some features of the benefit in the text. For example, in the second paragraph under "Benefit Base" on page 101, simply state what the Rollup Rate Period End Date is instead of forcing reader to refer back to rate table.

     RESPONSE: As the staff is aware, the Registrants worked closely with the
     --------
     staff to develop and implement the general disclosure format that is now being used to describe the GLWB rider; this format

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 8

     is intended to permit the introduction of new versions of the GLWB rider by use of a supplement that can be easily understood by investors and that will dovetail with the current prospectus. The GLWB Rate Table is an essential building block of this approach. We also believe that using the Rate Table to present certain information about the existing rider is helpful to the reader, by focusing the reader's attention to the important information in the table in one place. With respect to the staff's concern that this approach is employed when there is only one version of the rider introduced to date, as discussed above in Response 8(a), Registrants made certain changes to a similar section of the prospectus that we believe eliminated any potential confusion on the part of the reader. The staff apparently did not disagree. For these reasons, we respectfully decline to make the requested change.

     e. In the first paragraph under "Managing Your Withdrawals" on page 103, please also emphasize withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base.

     RESPONSE: We have made the requested revision.
     --------

     f. Please confirm the accuracy of the disclosure under "GLWB and Decedent Contracts" on page 105 and reconcile with the corresponding disclosure for GWB on page 96.

     RESPONSE: We confirm that the disclosure under "GLWB and Decedent
     --------
     Contracts" is accurate as written.

10. Guaranteed Lifetime Withdrawal Benefit -- Death Benefit -- page 108
    -------------------------------------------------------

     a. The last full paragraph on page 22 states the following regarding the GLWB Death Benefit:

          If You purchase any of the optional death benefits, other than the GLWB Death Benefit, You receive the optional benefit in place of the Standard Death Benefit. If You purchase the GLWB Death Benefit, You receive the optional benefit in addition to the Standard Death Benefit.

The above statement seems to indicate that the GLWB Death Benefit provides a death benefit in addition to that provided under the Standard Death Benefit.
              -----------

In contrast, the disclosure under the "Summary of the GLWB Death Benefit" on page 108 states the following:

          Under the GLWB Death Benefit, we calculate a "GLWB Death Benefit Base" that, if greater than the Standard Death Benefit or any other death benefit included by rider, then this death benefit amount will be paid instead of the Standard Death Benefit or any other death benefit included by rider. All other provisions of your Contract's death benefit will apply.

Therefore, please reconcile these two statements. In addition, please clarify what is referred to by the

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 9

term "any other death benefit included by rider."

     RESPONSE: We have replaced the disclosure on page 22 to read: "If You
     --------
     purchase any of the optional death benefits, other than the GLWB Death Benefit, the optional benefit will be attached to Your contract in place of the Standard Death Benefit. If You purchase the GLWB Death Benefit (which can only be elected if you elect the GLWB optional benefit), both the GLWB Death Benefit and the Standard Death Benefit will be attached to Your contract."

     b. Please highlight the third paragraph under "Managing Your Withdrawals" on page 109.

     RESPONSE: We have made the requested revision.
     --------

11. Pay-Out Options (or Income Options) -- page 112
    -----------------------------------

     Please note the deletion of the subsection "Maturity Date" despite the continued use of the term, E.G., first sentence under "Abandoned Property Requirements" on page 119. Define maturity date there.

     RESPONSE: We have added a parenthetical which defines "maturity date" as
     --------
     follows: "the latest day on which annuity payments may begin under the contract."

12. Federal Tax Considerations -- page 125
    --------------------------

     a. Please confirm this section is current and accurate.

     RESPONSE: We confirm that this section will be current and accurate prior
     --------
     to the effective date of this filing.

     b. Please note the repetitiveness of the tax disclosure regarding GWB and GWLB on pages 126 and 130.

     RESPONSE: These disclosures are repetitive because the prospectus contains
     --------
     two separate tax discussions, with the first version being tailored to owners of non-qualified annuity contracts and the second version being tailored to owners of qualified annuity contracts. Although this style of disclosure results in a longer document, we believe it ultimately is more concise and user-friendly for investors. We note as well that by definition, most investors will read only the section applicable to their situation.

13. Appendices
    ----------

     a. Please confirm that the highest combination of charges has been provided in the first part of Appendix B (CF. Table 2(b) on page 8).

     RESPONSE: We confirm that 2.25% represents the highest combination of
     --------
     charges for the group of Investment Divisions that appears on pages 139 through 144 in Appendix B. That group does

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 10

     not include two of the Investment Divisions, for which the combination of charges is at 2.50%, as disclosed on page 144 in Appendix B.

     b. Please make it clear in the body of the prospectus, where appropriate, that a Contract Owner should take two (2) withdrawals rather than a single one that would be considered an Excess Withdrawal. This disclosure should be consistent with the examples on pages 168 and 172, which show that two separate withdrawals that together result in an Excess Withdrawal may have a less damaging impact than a single withdrawal that by itself is an Excess Withdrawal.

     In addition, confirm whether Excess Withdrawals work the same way for GWB (see "Managing Withdrawals" on page 92), as well as GMIB and EDB (see "Withdrawal Adjustments" on page 80 for GMIB and on page 69 for EDB, though the term "proportional reductions" is used instead). If these contract features work the same way, make this clear by providing corresponding disclosure in those sections and their respective examples.

     RESPONSE: We have made the requested change on page 103 with respect to the
     --------
     GLWB and on page 93 with respect to the GWB. Additionally, Excess Withdrawals do not work the same way for GMIB and EDB and therefore no corresponding disclosure is needed in the GMIB and EDB sections or respective Appendix examples.

STATEMENT OF ADDITIONAL INFORMATION

14. Please reconcile the table of contents for the statement of additional information ("SAI") with that provided on page 137 of the prospectus. Moreover, any revisions should be done in light of the actual contents of the SAI and the headings/captions used therein.

     RESPONSE: We have made the requested change.
     --------

15. Based on anticipated effective date for the filing, please confirm that all information required as of the most recent fiscal or calendar year has been updated appropriately, E.G., commission table on page 2.

     RESPONSE: We confirm that all information included in the SAI will meet the
     --------
     applicable requirements of section 10(a)(3) of the Securities Act of 1933 or Regulation S-X, as the case may be.

PART C

16. Exhibits
    --------

     a. Please confirm that based on anticipated effective date of the filing that interim financial statements will be provided in the subsequent amendment.

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 11

     RESPONSE: We confirm that interim financial statements for the depositor
     --------
     and the registrant will be included in a subsequent amendment.

     b. Please confirm that an updated opinion of counsel and auditor's consent will be provided in the subsequent amendment.

     RESPONSE: We confirm that the auditor's consent will be provided in a
     --------
     subsequent amendment. With respect to the opinion of counsel, we believe that in circumstances such as these, where the base contract supporting the rider remains unchanged, the current opinion currently relied upon is not impacted and may continue to be relied upon. In the case of contractual obligations that are deemed to be securities, such as debt securities, guarantees and insurance contracts, the opinion of counsel is required under applicable Commission form requirements to confirm that those contractual obligations are or will be binding obligations of the issuer. As stated in Staff Legal Bulletin No. 19 ("SLB No. 19"), this opinion "encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation." In accordance with SLB No. 19, paragraph 3 of the opinion dated September 2, 2011 (filed as Exhibit 99.9 to Pre-Effective Amendment No. 1 to the Form N-4 registration statement filed on September 2, 2011) confirms that (1) all corporate action of MLIC required to authorize the variable annuity contracts has been taken, (2) that MLIC has the corporate authority to enter into the variable annuity contracts, and (3) that when delivered in compliance with the prospectus and applicable state law, the variable annuity contracts will be binding obligations of MLIC. We understand that no further or additional corporate action was then or is now required to authorize MLIC to enter into the variable annuity contracts, notwithstanding the introduction of the GLWB Rider. Therefore, we believe the coverage of the opinion includes the variable annuity contracts that will be issued with the GLWB Rider and an updated opinion is not needed. To date, the Companies have not viewed it necessary in similar circumstances to include a new opinion. While we have not conducted in-depth research in this regard, we are not aware that is general industry practice to do so.

GENERAL

17. Please provide "Tandy" representations and a response letter for this filing in the form of an EDGAR correspondence prior to its effective date.

     RESPONSE: We will provide the requisite "Tandy" representations and a
     --------
     response letter for this filing in EDGAR correspondence prior to the effective date of this filing.

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 12

SERIES VA (OFFERED ON AND AFTER OCTOBER 7, 2011)
------------------------------------------------

FACING SHEET

1. Include the caption "Approximate Date of Proposed Public Offering" and appropriate disclosure.

     RESPONSE: The requested change has been made.
     --------

PROSPECTUS

2. Cover page
   ----------

     a. Provide the date of the prospectus and confirm that the date will be the same as or about the date of effectiveness. In addition, the date of the prospectus and the SAI should not be a "revised and reprinted on" date.

     RESPONSE: The date of the prospectus has been inserted. We confirm the
     --------
     date of the prospectus is the same as or about the date of effectiveness. In addition, the date of the prospectus and the SAI will not be identified as a "revised and reprinted on" date.

     b. The use of multiple types of footnotes to identify the Portfolios is difficult to follow. Therefore, the staff strongly recommends retaining the original format whereby such Portfolios were listed out separately, except for those attached to footnote # (for older riders no longer offered).

     RESPONSE: In response to the staff's comment, we have simplified the
     --------
     footnote disclosure to reduce the number of footnote references. We believe this presentation will be straightforward and easy for investors to read and comprehend. It also enables us to avoid creating four separate groupings of Portfolios (one for each of the two groups of riders under each trust), with some Portfolios listed in more than one grouping, which would be required if we reverted to the original format and which we view as a potentially more confusing format for an investor.

3. The Annuity Contract -- page 15
   --------------------

     Please delete the sixth sentence of the fifth paragraph (beginning "Therefore, although..."). Whether there is an offer to buy or sell could be viewed as legal advice or a legal interpretation, which in either case does not belong in a prospectus.

     RESPONSE: We have deleted the sentence specified by the staff.
     --------

4. Expenses -- page 36
   --------

     For the optional Guaranteed Withdrawal Benefit on page 38, please disclose whether it is available for purchase and where. Please do the same for the GLWB and GLWB Death Benefit.

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 13

     RESPONSE: Item 6 of Form N-4 requires the "Expenses" section beginning on
     --------
     page 36 to "briefly describe all deductions from purchase payments, contractowner accounts, or assets of the Registrant...." We believe the clear intent of the Securities and Exchange Commission is to have a single section of the prospectus focusing on charges, while other aspects of the contract are to be disclosed in other pertinent sections of the form (such as Item 7, "General Description of Variable Annuity Contracts"). To ensure that the prospectus disclosure about the states where the optional riders are available is concise, we believe it is a better disclosure practice in this case to provide such disclosures in a single section, and that this section should be the section of the prospectus describing the rider. Accordingly, we respectfully decline to make the requested change.

5. Guaranteed Withdrawal Benefit -- page 58
   -----------------------------

     a. At the end of the summary, please add disclosure regarding the possible different versions of the GWB offered while referencing the GWB Rate Table as was provided on page 48 for the GMIB, rather than just before the table on page
65. The same comment applies to the GLWB where the different versions disclosure appears on page 77 just before the GLWB rate table.

     RESPONSE: This exact disclosure format was adopted specifically in response
     --------
     to a staff comment we received on the "Guaranteed Withdrawal Benefit"
     section in a Class/Series L-4 Year prospectus filed on January 25, 2013 (File Nos. 333-186204 and 333-186216). The disclosure was designed specifically because the staff noted that the contract offered only one version of the GWB rider. The precedent for this disclosure was reviewed and not objected to by the staff and we continue to believe this format provides the best disclosure given that only one version of the GWB and GLWB riders is offered by the current contract. Accordingly, we respectfully decline to make the requested change.

     b. The staff notes that it is probably more effective to provide the cross-reference to Appendix E on page 58 after the "Operation of the GWB" disclosure.

     RESPONSE: In response to the staff's comment, we have moved the
     --------
     cross-reference to Appendix E on page 58 to the end of the first paragraph under the caption "Operation of the GWB."

     c. In the second bullet point under "Annual Benefit Payment - It is important to note:" appearing on page 60, please add that on the other hand, delaying your first withdrawal results in paying for a benefit you are not using (E.G., see similar language on page 69 under "Operation of the GLWB").

     RESPONSE: The GWB guarantees that the entire amount of purchase payments a
     --------
     contract owner makes will be returned through a series of withdrawals. No matter how long the contract owner lives, the contract owner or his/her beneficiary will receive the same amount of money back under the GWB. In contrast, under the GLWB, a contract owner who lives a long time would receive more money under the GLWB than a contract owner who dies at a young age. Because the total amount of money paid under the GWB benefit is not determined by how long the contract owner lives, the disclosure on page 60 does not include the referenced disclosure on

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 14

     page 69. Accordingly, we respectfully decline to make the requested change.

     d. Please confirm that the term GWB Withdrawal Rate has been properly used in the third paragraph under "Use of Automated..." on page 65.

     RESPONSE: We made a clarifying change in the third paragraph under "Use of
     --------
     Automated..." on page 65. In the second and third sentences of that paragraph, we have replaced "GWB Withdrawal Rate" with the words "GWB Withdrawal Rate multiplied by the TGWA."

6. Guaranteed Lifetime Withdrawal Benefit - page 67
   --------------------------------------

     a. The GLWB functions very similarly to the GWBv1; therefore, where the first and second paragraphs on page 67 state the benefit is subject to the conditions described in "Operation of the GLWB" below, please add that this includes taking withdrawals that exceed the maximum amount allowed under the benefit.

     Please add the same disclosure to the summary of the GLWB on page 47 and second paragraph under "Summary of the GLWB" on page 67.

     RESPONSE:  We added the following language after the phrase "subject to the
     --------
     conditions described in "Operation of the GLWB" below" as it occurs in each of the following locations:

     o in the first sentence of the first paragraph under the heading "Guaranteed Lifetime Withdrawal Benefit" on page 47, we added "including the condition that withdrawals before a defined age or withdrawals that exceed the maximum amount allowed under the rider in a Contract Year will reduce or eliminate the guarantee";

     o in the first sentence of the first paragraph on page 67, we added "including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee" (we believe in this regard that adding the referenced parenthetical to the first paragraph provides sufficient clarification and is not needed in the second paragraph); and

     o in the first sentence of the second paragraph under the heading "Summary of the GLWB" on page 67, we added "including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee."

     b. Unlike the GWBv1, the GLWB has a Lifetime Withdrawal Age requirement. Therefore, please revise the last sentence of the second paragraph on page 67 accordingly.

     RESPONSE: We have added the following at the end of the last sentence of
     --------
     the second paragraph

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 15

     under "Guaranteed Lifetime Withdrawal Benefit" on page 67: "; however, any withdrawals made prior to the Lifetime Withdrawal Age will reduce the Benefit Base."

     c. The staff notes that it is probably more effective to provide the cross-reference to Appendix F on page 68 after the "Operation of the GLWB" disclosure.

     RESPONSE: In response to the staff's comment, we have moved the
     --------
     cross-reference to Appendix F on page 68 to the end of the first paragraph under the caption "Operation of the GLWB."

     d. Rather than force the reader to refer to the GLWB Rate Table for every detail about the benefit, it may be more effective to provide fuller details on some features of the benefit in the text. For example, in the second paragraph under "Benefit Base" on page 68, simply state what the Rollup Rate Period End Date is instead of forcing reader to refer back to rate table.

     RESPONSE: As the staff is aware, the Registrants worked closely with the
     --------
     staff to develop and implement the general disclosure format that is now being used to describe the GLWB rider; this format is intended to permit the introduction of new versions of the GLWB rider by use of a supplement that can be easily understood by investors and that will dovetail with the current prospectus. The GLWB Rate Table is an essential building block of this approach. We also believe that using the Rate Table to present certain information about the existing rider is helpful to the reader, by focusing the reader's attention to the important information in the table in one place. With respect to the staff's concern that this approach is employed when there is only one version of the rider introduced to date, as discussed above in Response 5(a), Registrants made certain changes to a similar section of the prospectus that we believe eliminated any potential confusion on the part of the reader. The staff apparently did not disagree. For these reasons, we respectfully decline to make the requested change.

     e. In the first paragraph under "Managing Your Withdrawals" on page 70, please also emphasize withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base.

     RESPONSE: We have made the requested revision.
     --------

     f. Please confirm the accuracy of the disclosure under "GLWB and Decedent Contracts" on page 72 and reconcile with the corresponding disclosure for GWB on page 63.

     RESPONSE: We confirm that the disclosure under "GLWB and Decedent
     --------
     Contracts" is accurate as written.

7. GLWB Death Benefit -- page 74
   ------------------

     a. Please clarify what is referred to by the term "any other death benefit included by rider" under the "Summary of the GLWB Death Benefit" on page 75.

     RESPONSE: In response to the staff's comment, we have deleted the phrase
     --------
     "or any other death

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 16

     benefit included by rider" from the "Summary of the GLWB Death Benefit" and the "Operation of the GLWB Death Benefit" on page 75.

     b. Please highlight the second and third paragraphs under "Managing Your Withdrawals" on page 75.

     RESPONSE: We have made the requested revision.
     --------

8. Death Benefit - page 78
   -------------

     a. In the second paragraph on page 78, please add, if applicable "the GLWB Death Benefit" to the end of the seventh sentence.

     RESPONSE: The requested change has been made.
     --------

     b. In the fifth paragraph regarding multiple beneficiaries, please clarify whether the "death benefit" that appears in the first two sentences should be referred to as "guaranteed death benefit" and clarify whether the paragraph
                ----------
refers to only the standard death benefit or also to all the optional death benefits.

     RESPONSE: The description of the operation of the death benefit where there
     --------
     are multiple beneficiaries in the fifth paragraph on page 79 applies to all of the types of death benefits that are offered with the Contract. Consequently, we believe it is unnecessary to distinguish or name the specific types of death benefits offered. However, we have revised this paragraph as set forth below to conform this disclosure with similar disclosure that is in the prospectuses for the MetLife Investment Portfolio Architect and MetLife Accumulation Annuity variable annuities:

               Where there are multiple Beneficiaries, any guaranteed death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the guaranteed death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract's Account Value an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. The remaining death benefit amounts are held in the Investment Portfolios until each of the other beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit and are subject to investment risk until we receive his/her necessary documentation.

     c. Please consider providing a definition of "spouse" in the discussion under "Spousal Continuation" on page 91. (For example, see the last paragraph of "Introduction" under the federal tax disclosure section on page 92.

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 17

     RESPONSE: In response to the staff's comment, we have added the following
     --------
     sentence at the end of "Spousal Continuation" on page 91: "Any Internal Revenue Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex."

9. Federal Income Tax Status -- page 92
   -------------------------

     a. Please confirm this section is current and accurate.

     RESPONSE: We confirm that this section will be current and accurate prior
     --------
     to the effective date of this filing.

     b. Please note the repetitiveness of the tax disclosure regarding GWB and GWLB on pages 93 and 97.

     RESPONSE: These disclosures are repetitive because the prospectus contains
     --------
     two separate tax discussions, with the first version being tailored to owners of non-qualified annuity contracts and the second version being tailored to owners of qualified annuity contracts. Although this style of disclosure results in a longer document, we believe it ultimately is more concise and user-friendly for investors. We note as well that by definition, most investors will read only the section applicable to their situation.

10. Abandoned Property Requirements -- page 107
    -------------------------------

     Please define the term "maturity date" which appears in the first sentence of this section.

     RESPONSE: We have added a parenthetical which defines "maturity date" as
     --------
     follows: "the latest day on which annuity payments may begin under the contract."

11. Appendices
    ----------

     a. For Appendix A, please provide the higher charges first. The staff also suggests providing narrative disclosure explaining why charges for other options are not included in the charges as provided in Appendix B of the Preference Premier filing.

     RESPONSE: We respectfully decline to revise Appendix A in the manner
     --------
     requested by the staff. First, we have reviewed the NATIONWIDE LIFE INSURANCE COMPANY no-action letter (pub. avail. March 16, 2001), which permits the referenced presentation of AUVs, and found no express or implied condition whatsoever regarding the ordering of the two sets of AUVs to be presented in the prospectus. Moreover, while we recognize the Commission has from time to time expressed the view that AUV tables provide one measure of performance, we do not believe contract owners make any such use of AUV tables. Finally, we note that the requested revisions would impact all of the "Class/Series" variable insurance products of MetLife, Inc., in addition to the four Contracts issued through MetLife Investors USA Separate Account A that are covered by the Amendments. More pointedly, the mechanics of making these revisions across more than 30

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 18


     Class/Series product prospectuses will require a significant amount of time, effort and changes to procedures and systems.

     With respect to the narrative disclosure requested by the staff, we have added language to the introduction of Appendix A stating that charges for the optional riders are assessed by cancelling Accumulation Units.

     b. Please make it clear in the body of the prospectus, where appropriate, that an Owner should take two (2) withdrawals rather than a single one that would be considered an Excess Withdrawal. This disclosure should be consistent with the examples on pages 168 and 172, which show that two separate withdrawals that together result in an Excess Withdrawal may have a less damaging impact than a single withdrawal that by itself is an Excess Withdrawal.

     In addition, confirm whether Excess Withdrawals work the same way for GWB (see "Managing Your Withdrawals" on page 60), as well as GMIB and EDB (see "Withdrawal Adjustments" on page 49 for GMIB and on page 83 for EDB, though the term "proportional reductions" is used instead). If these contract features work the same way, make this clear by providing corresponding disclosure in those sections and their respective examples.

     RESPONSE: We have made the requested change on page 70 with respect to the
     --------
     GLWB and on pages 60 and E-3 with respect to the GWB. Additionally, Excess Withdrawals do not work the same way for GMIB and EDB and therefore no corresponding disclosure is needed in the GMIB and EDB sections or respective Appendix examples.

STATEMENT OF ADDITIONAL INFORMATION

12. Based on the anticipated effective date for the filing, please confirm that all information required as of the most recent fiscal or calendar year has been updated appropriately, E.G., commission table on page 4.

     RESPONSE: We confirm that all information included in the SAI will meet the
     --------
     applicable requirements of section 10(a)(3) of the Securities Act of 1933 or Regulation S-X, as the case may be.

PART C

13. Exhibits
    --------

     a. Please confirm that based on anticipated effective date of the filing that interim financial statements will be provided in the subsequent amendment.

     RESPONSE: We confirm that interim financial statements for the depositor
     --------
     and the registrant will be included in a subsequent amendment.

Sonny Oh                                                     [LOGO OF REEDSMITH]
January 23, 2015
Page 19

     b. Please confirm that an updated opinion of counsel will be provided in the subsequent amendment.

     RESPONSE: With respect to the opinion of counsel, we believe that in
     --------
     circumstances such as these, where the base contract supporting the rider remains unchanged, the current opinion currently relied upon is not impacted and may continue to be relied upon. In the case of contractual obligations that are deemed to be securities, such as debt securities, guarantees and insurance contracts, the opinion of counsel is required under applicable Commission form requirements to confirm that those contractual obligations are or will be binding obligations of the issuer. As stated in Staff Legal Bulletin No. 19 ("SLB No. 19"), this opinion "encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation." In accordance with SLB No. 19, paragraphs 1 and 3 of the opinion dated November 14, 2014 (filed as Exhibit
     99.9 to the Form N-4 registration statement filed on November 17, 2014) confirms (1) that all corporate action of MetLife USA required to authorize the variable annuity contracts has been taken, (2) that MetLife USA has the corporate authority to enter into the variable annuity contracts, and (3) that when delivered in compliance with the prospectus and applicable state law, the variable annuity contracts will be binding obligations of MetLife USA. We understand that no further or additional corporate action was then or is now required to authorize MetLife USA to enter into the variable annuity contracts, notwithstanding the introduction of the GLWB Rider. Therefore, we believe the coverage of the opinion includes the variable annuity contracts that will be issued with the GLWB Rider and an updated opinion is not needed. To date, the Companies have not viewed it necessary in similar circumstances to include a new opinion. While we have not conducted in-depth research in this regard, we are not aware that is general industry practice to do so.

GENERAL

14. Please provide "Tandy" representations and a response letter for this filing in the form of an EDGAR correspondence prior to its effective date.

     RESPONSE: We will provide the requisite "Tandy" representations and a
     --------
     response letter for this filing in EDGAR correspondence prior to the effective date of this filing.

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner

WTC/gp

Attachment